December 17, 2007

VIA EDGAR

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re: John Hancock Trust

File Nos. 2-94157; 811-04146

Dear Sir/Madam:

A Schedule 14C Preliminary Information Statement of John Hancock Trust (JHT) regarding a new Subadvisory Agreement with Marsico Capital Management, LLC for the International Opportunities Trust of JHT was filed on this date via Edgar.

If you have any questions or comments regarding this filing please contact the undersigned at 1-617-663-4204.

Sincerely,

/s/ George M. Boyd

George M. Boyd

Assistant Secretary

cc: Brion Thompson, SEC examiner